China SXT Pharmaceuticals, Inc.

178 Taidong Road North

Taizhou, Jiangsu

People’s Republic of China

86-52386298290

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Deanna Virginio

Office of Life Sciences

February 9, 2021

Re:	China SXT Pharmaceuticals, Inc.
Registration Statement on Form F-3
Filed February 3, 2021
File No. 333-252664

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China SXT Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on February 10, 2021, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Chief Executive Officer
China SXT Pharmaceuticals, Inc.

cc:	Joan Wu, Esq.,
Hunter Taubman Fischer & Li LLC